INNOVAQOR, INC.

400 South Australian Avenue, Suite 800

West Palm Beach, Florida 33401

(561) 421-1905

July 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InnovaQor, Inc.
Registration Statement on Form S-1
File No. 333-273288

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InnovaQor, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 5:00 p.m., Eastern Time, on Wednesday, August 2, 2023, or as soon thereafter as is practicable.

Thank you for your courtesy and cooperation.

Sincerely,

InnovaQor, Inc.

/s/ Darrell L. Peterson
Darrell L. Peterson
Chief Executive Officer

cc: Charli Gibbs-Tobler (Securities and Exchange Commission)